Sundance Brennan

How can I help?

Dallas-Fort Worth Metroplex

Contact

www.linkedin.com/in/sundancebrennan (LinkedIn)

Top Skills

Mortgage Banking

FHA

Refinance

Certifications

Six Sigma Black Belt Professional (SSBBP)

Series 65 - Uniform Investment Advisor Law

Mortgage Originations

Series 7 - GS Representative

Lean Six Sigma White Belt Certified

Honors-Awards

2022 Most Connected Mortgage Professional

Publications

The Art of SalesFu

Three New Ways To Fund A Startup

99 SALES TEAM INCENTIVES: Games to Motivate and Inspire

How to be a Sales Ninja

A New Tool Emerges to Extract Trapped Equity

Summary

Sundance Brennan is an accomplished entrepreneur, author, keynote speaker, strategic business consultant and executive. With a career spanning over 20 years, he has helped numerous businesses achieve their goals through his innovative strategies and leadership.

Sundance's expertise lies in developing and implementing effective growth strategies, building high-performance teams, and maximizing profitability. He has worked with a wide range of businesses, from small startups to large corporations, across various industries such as finance, web3, real estate, and technology.

Throughout his career, Sundance has been recognized for his outstanding contributions to the business world. He has been featured in several publications, including Forbes and Huffington Post, Inman Magazine, and has been a guest on numerous business-focused podcasts.

Sundance is also a sought-after keynote speaker and has spoken at several industry events and conferences. He has a unique ability to captivate his audience with his insights on leadership, strategy, and innovation. His dynamic speaking style, coupled with his practical advice, has earned him high praise from attendees and organizers alike.

In addition to his consulting work, Sundance is also a dedicated philanthropist. He has a passion for supporting causes related to education and social justice, and he actively volunteers and donates to various organizations in his community.

Sundance Brennan's accomplishments and expertise make him a highly sought-after speaker and consultant. He continues to inspire and motivate individuals and businesses worldwide with his innovative ideas and proven strategies. Sundance Brennan is

also a Registered Representative of Finalis Securities LLC Member FINRA / SIPC.

Experience

Nada Inc.
2 years 6 months

Head of Revenue
July 2022 - Present (1 year 6 months)
Dallas-Fort Worth Metroplex

VP of Sales
July 2021 - June 2022 (1 year)
Dallas-Fort Worth Metroplex

The Nada ecosystem offers a full suite of real estate services including an end-to-end purchase, refinance, and investment journey. If you own a home, want to buy a home, or want to invest in the wider real estate markets, contact us today.

Sweater Cashmere Fund Network
Founding Member
June 2022 - Present (1 year 7 months)
Dallas, Texas, United States

The Sweater Cashmere Fund is the VC fund for everyone and the flagship fund for Sweater Ventures. The Sweater Cashmere Fund seeks to provide long-term capital appreciation through an actively managed portfolio of private, venture capital investments.

National Small Business Association
NSBA Leadership Council Member
July 2023 - Present (6 months)

Forbes Business Council
Forbes Business Development Council Member
June 2021 - Present (2 years 7 months)

KryptoNurd Media
Founder
January 2012 - Present (12 years)

American Financial Network, Inc.
Branch VP of Training and Sales
November 2020 - July 2021 (9 months)

Caliber Home Loans, Inc.
Consumer Direct High Performance Manager
March 2019 - November 2020 (1 year 9 months)
Dallas/Fort Worth Area

New Penn Financial, LLC
Texas Site Leader NLMS # 30039
June 2017 - June 2018 (1 year 1 month)
Dallas/Fort Worth Area

loanDepot
Sales Leader / Production Manager
October 2013 - April 2016 (2 years 7 months)

Quicken Loans
Director of Mortgage Banking / Branch Manager
October 2005 - September 2013 (8 years)
Phoenix Arizona / Hawaiian Islands

Education

Harvard University
Exercising Leadership: Foundational Principles Certificate

California Coast University
MBA, Business Management · (2008 - 2010)

California Coast University
Bachelor of Science - BS, Business · (2004 - 2008)